SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
BALANCE SHEET AS OF SEPTEMBER 30, 2023
(in thousands of Brazilian Reais)

	Eletrobras Holding	Furnas	Chesf	Eletronorte	CGT Eletrosul	Eletropar	Eliminations	Eletrobras Consolidated

ASSET

CURRENT	23,096,876	23,645,084	7,872,843	6,840,174	2,732,336	-	6,152,233	58,035,080
Financial Asset - Itaipu (Parent Company)	-	-	-	-	-		-	-
Restricted cash	479,847	194,802	-	-	-		-	674,649
Accounts Receivable, net	10,563,580	7,645,734	935,639	1,850,865	9,084		(101)	21,005,003
Customers (Consumers and resellers)	1	2,027,126	1,055,612	1,798,586	465,085		89,003	5,257,407
Financing and Loans - principal	1,148,154	-	-	-	-		819,684	328,470
Financing and Loans - charges	-	-	-	-	-		-	-
Marketable Securities	2,548,017	5,994,564	354,041	266,028	1,048,204		(60,496)	10,271,350
Dividends Receivable (Remuneration of shareholdings)	4,667,849	88,586	46,953	72	-		4,431,441	372,019
Deferred Fiscal Assets (Tax and Contributions)	1,251,706	108,568	114,213	165,430	6,251		(5,182)	1,651,350
Income Tax and Social Contribution	896,173	1,455,866	450,179	141,294	-		(3,480)	2,946,992
Derivative Financial Instruments	-	-	-	378,695	-		-	378,695
Reimbursement Rights	1,003,612	-	-	26,449	13,220		-	1,043,281
Guarantees and Linked Deposits	-	296,336	27,342	-	7,100		330,778	-
Inventory	213	148,169	128,008	138,326	38,142		-	452,858
Amounts Receivable Law 12,783/2013	-	-	-	-	-		-	-
Nuclear Fuel Inventory	-	-	-	-	-		-	-
Contractual Assets - Allowed Annual Revenue (Transmission)	-	-	-	-	-		-	-
Contractual Assets - Indemnifiable concessions (Transmission)	-	613,959	632,085	492,034	431,848		2,169,926	-
Contractual Assets - RBSE (Transmission)	-	4,666,243	2,874,168	1,352,365	565,431		(2,169,926)	11,628,133
Contractual Assets - RBSE	-	-	-	-	-		-	-
Contractual Assets - Indemnifiable concessions (Generation)	-	-	-	-	-		-	-
Contractual Assets (Parcel A - CVA)	-	-	-	-	-		-	-
Hydrological Risk	-	-	-	-	-		-	-
Others	315,754	405,125	1,254,603	168,540	92,187		489,090	1,747,119

Assets held for sale	221,970	6	-	61,490	55,784		61,496	277,754

NON-CURRENT	147,400,752	76,230,735	54,307,807	52,736,280	12,908,331	-	124,811,976	218,771,929

LONG-TERM RECEIVABLES	14,255,484	24,240,940	16,692,022	10,964,933	7,853,554	-	8,084,096	65,922,837
Financial Asset - Itaipu (Parent Company)	-	-	-	-	-		-	-
Receivables - ENBPAR (parent company)	-	-	-	-	-		-	-
Restricted cash	-	1,171,672	615,297	-	-		-	1,786,969
Customers (Consumers and resellers)	-	214,747	-	451,968	-		-	666,715
Financing and Loans - principal	6,845,134	-	-	-	-		6,751,395	93,739
Marketable Securities	427,170	291,082	240	125,776	-		-	844,268
Deferred Fiscal Assets (Tax and Contributions)	4,582	94	222,430	238,862	-		-	465,968
Income Tax and Social Contribution	-	2,077,735	-	-	1,424,695		-	3,502,430
Derivative Financial Instruments	-	-	-	92,419	2,520		-	94,939
Reimbursement Rights	1,501,845	-	-	59,511	80,367		-	1,641,723
Guarantees and Linked Deposits	3,911,967	1,221,763	574,672	550,867	640,999		-	6,900,268
Rights with Revitalization of Basins	-	-	-	-	-		-	-
Nuclear Fuel Inventory	-	-	-	-	-		-	-
Contractual Assets - Allowed Annual Revenue (Transmission)	-	-	7,082,216	3,591,219	3,762,130		(34,444,844)	48,880,409
Contractual Assets - Indemnifiable concessions (Transmission)	-	6,741,328	709,313	2,333,985	534,987		10,319,613	-
Contractual Assets - RBSE (Transmission)	-	12,317,080	7,416,935	3,010,839	1,380,377		24,125,231	-
Contractual Assets - RBSE	-	-	-	-	-		-	-
Contractual Assets - Indemnifiable concessions (Generation)	-	-	-	-	-		-	-
Advances for equity interest	-	-	-	-	-		-	-
Contractual Assets (Parcel A - CVA)	-	-	-	-	-		-	-
Hydrological Risk	-	-	-	-	-		-	-
Others	1,564,786	205,439	70,919	509,487	27,479		1,332,701	1,045,409

INVESTMENTS	132,851,203	5,508,427	5,696,412	5,473,086	2,086,114	-	116,634,986	34,980,256
Assessed by equity method	131,413,591	5,500,813	5,679,302	5,473,086	2,078,648		116,657,796	33,487,644
Held at fair value	1,437,612	-	-	-	-		(55,000)	1,492,612
Evaluated at acquisition cost	-	7,614	228	-	7,466		15,308	-
Other Investments	-	-	16,882	-	-		16,882	-

FIXED ASSETS	205,947	24,247,013	3,316,682	8,352,273	2,752,690		92,894	38,781,711

INTANGIBLE ASSETS	88,118	22,234,355	28,602,691	27,945,988	215,973	-	-	79,087,125

TOTAL ASSETS	170,497,628	99,875,819	62,180,650	59,576,454	15,640,667	-	130,964,209	276,807,009

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
BALANCE SHEET AS OF SEPTEMBER 30, 2023
(in thousands of Brazilian Reais)

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT	18,273,698	8,734,423	3,313,357	5,180,572	1,557,473	-	6,147,244	30,912,279
Financial Liabilities - Itaipu (Parent Company)	-	-	-	-	-		-	-
Compulsory loan (Parent company)	-	-	-	-	-		-	-
Global Reversal Reserve - RGR (Company)	-	-	-	-	-		-	-
Suppliers	95,511	1,285,453	367,632	642,971	234,358		112,487	2,513,438
Financing and loans - principal, charges and debentures	12,203,346	2,767,914	171,160	851,004	652,175		707,797	15,937,802
Charges	1,846,786	-	-	-	-		-	1,846,786
Debentures	1,288,856	-	-	-	-		-	1,288,856
Taxes and social contributions	379,739	211,781	123,127	203,523	40,503		(10,667)	969,340
Income tax and social security contribution	-	-	-	98,880	9,719		-	108,599
Derivative Financial Instruments	-	-	-	-	-		-	-
Reimbursement obligations	14,961	-	-	-	-		-	14,961
Advances from customers (Advance sale of energy)	3,513	46,421	-	109,398	-		-	159,332
Remuneration to shareholders (dividends payable)	41,815	2,974,958	696,069	742,182	1		4,407,071	47,954
Estimated obligations	169,473	368,239	422,021	406,081	202,560		(331)	1,568,705
Provisions for litigation	2,144,209	62,413	-	-	333,974		-	2,540,596
Post-employment benefit	-	12,281	268,818	-	21,135		-	302,234
Obligations with CDE	-	348,154	506,152	356,284	-		(895,282)	2,105,872
Obligations with revitalization with Watersheds	-	235,331	358,113	301,838	-		895,282	-
Leasing - Principal	10,930	22,425	41	202,205	6,411		13,859	228,153
Leasing - Interest	-	(8,083)	-	(2,469)	(3,307)		(13,859)	-
Onerous Contracts	-	-	-	-	-		-	-
Concessions payable - Use of the public good	-	30,987	-	14,881	3,716		49,584	-
Sectoral charges	-	149,966	372,048	348,865	36,290		-	907,169
Regulatory Liabilities (Portion A - CVA)	-	-	-	-	-		-	-
Others	74,559	226,183	28,176	904,929	19,938		881,303	372,482

Held for sale	-	-	-	-	-		-	-

NON-CURRENT	39,105,815	46,928,003	26,460,772	23,385,544	5,130,671	-	8,289,871	132,720,934
Remuneration to shareholders (dividends payable)	-	-	-	-	-		-	-
Compulsory loan (Parent company)	-	-	-	-	-		-	-
-	-	-	-	-	-		-	-
Global Reversal Reserve - RGR (Company)	-	-	-	-	-		-	-
Suppliers	-	-	-	-	-		-	-
Financing and loans - principal, charges and debentures	19,410,131	28,120,795	2,890,280	8,095,136	2,832,362		6,775,236	54,573,468
Debentures	-	-	-	-	-		-	-
Taxes and social contributions	-	169,680	-	436,857	-		-	606,537
Income tax and social security contribution	342,968	3,843,910	782,977	482,279	-		(3,964)	5,456,098
Derivative Financial Instruments	478,821	-	-	-	-		-	478,821
Reimbursement obligations	-	-	-	-	-		-	-
Advances from customers (Advance sale of energy)	-	96,969	-	7,349	-		-	104,318
Estimated obligations	-	4,697	-	-	-		4,697	-
Provisions for litigation	17,339,486	3,001,755	3,392,181	1,092,264	1,483,279		-	26,308,965
Provision for unsecured liabilities in investees	-	-	-	-	-		-	-
Post-employment benefit	665,491	121,742	3,460,921	61,073	500,465		-	4,809,692
Obligations with CDE	-	8,855,126	12,873,716	9,061,903	-		(5,632,767)	36,423,512
Obligations with revitalization with Watersheds	-	1,480,613	2,253,107	1,899,047	-		5,632,767	-
Leasing - Principal	27,693	186,280	1,948	149,337	46,867		40,839	371,286
Leasing - Interest	-	(23,355)	-	(2,152)	(15,332)		(40,839)	-
Onerous Contracts	-	-	90,499	-	173,923		55,323	209,099
Concessions payable - Use of the public good	-	332,005	-	175,148	45,303		-	552,456
Sector Charges (regulatory fees)	-	187,466	220,330	14,447	20,285		-	442,528
Obligations to demob. of assets (Discount of nucl. plants)	-	-	-	-	-		-	-
Advances for future capital increase	95,544	-	-	-	-		-	95,544
Regulatory Liabilities (Portion A - CVA)	-	-	-	-	-		-	-
Others	745,681	550,320	494,813	1,912,856	43,519		1,458,579	2,288,610

SHAREHOLDERS' EQUITY	113,118,115	44,213,393	32,406,521	31,010,338	8,952,523	-	116,527,094	113,173,796
Share capital	69,991,640	15,439,373	19,370,176	20,336,184	7,067,586		62,213,319	69,991,640
Cash-pool	(1,972,514)	-	-	-	-		-	(1,972,514)
Advances for future capital increase	-	8,400,000	-	-	-		8,400,000	-
Capital Reserves	13,878,262	4,925,031	4,916,199	-	-		9,841,230	13,878,262
Profit reserves	33,910,233	15,525,870	9,792,422	9,485,691	1,742,696		36,546,679	33,910,233
Proposed Additional Dividend	-	-	-	-	-		-	-
Accumulated profits/losses	4,073,448	1,905,334	2,125,515	874,502	168,975		5,074,326	4,073,448
Other Comprehensive Income	(6,762,954)	(2,003,872)	(3,797,791)	(275,148)	(26,734)		(6,103,545)	(6,762,954)
Interest of non-controlling shareholders	-	21,657	-	589,109	-		555,085	55,681

Participation of controlling shareholders	-	-	-	-	-	-	-	-

Participation of non-controlling shareholders	-	-	-	-	-	-	-	-

TOTAL SHAREHOLDERS' EQUITY	113,118,115	44,213,393	32,406,521	31,010,338	8,952,523	-	116,527,094	113,173,796

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	170,497,628	99,875,819	62,180,650	59,576,454	15,640,667	-	130,964,209	276,807,009

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
BALANCE SHEET AS OF DECEMBER 31, 2022
(in thousands of Brazilian Reais)

	Eletrobras Holding	Furnas	Chesf	Eletronorte	CGT Eletrosul	Eletropar	Eliminations	Eletrobras Consolidated

ASSET

CURRENT	20,024,440	18,829,403	6,816,205	4,781,644	2,942,884	74,662	3,886,854	49,582,384
Financial Asset - Itaipu (Parent Company)	-	-	-	-	-	-	-	-
Restricted cash	2,917,849	180,552	-	-	-	-	-	3,098,401
Accounts Receivable, net	4,927,871	4,764,303	874,173	162,518	9,994	267	-	10,739,126
Customers (Consumers and resellers)	462,628	1,771,246	869,168	1,453,289	384,376	-	145,783	4,794,924
Financing and Loans - principal	1,524,088	-	-	-	-	-	831,249	692,839
Financing and Loans - charges	-	-	-	-	-	-	-	-
Marketable Securities	3,611,904	6,538,334	386,643	209,271	1,384,157	63,346	1	12,193,654
Dividends Receivable (Remuneration of shareholdings)	3,028,085	117,409	54,279	28,375	-	7,278	2,527,551	707,875
Deferred Fiscal Assets (Tax and Contributions)	857,466	5,148	81,575	179,177	5,834	1,870	(4,843)	1,135,913
Income Tax and Social Contribution	261,321	592,381	634,263	243,170	18,090	144	144	1,749,225
Derivative Financial Instruments	-	-	-	501,355	-	-	-	501,355
Reimbursement Rights	1,186,214	-	-	25,463	5,251	-	-	1,216,928
Guarantees and Linked Deposits	-	137,708	28,782	-	7,506	-	173,996	-
Inventory	262	145,915	121,543	110,745	50,845	-	-	429,310
Amounts Receivable Law 12,783/2013	-	-	-	-	-	-	-	-
Nuclear Fuel Inventory	-	-	-	-	-	-	-	-
Contractual Assets - Allowed Annual Revenue (Transmission)	-	554,850	563,720	460,898	423,376	-	2,002,844	-
Contractual Assets - Indemnifiable concessions (Transmission)	-	3,590,494	2,271,551	1,041,109	443,128	-	(2,002,844)	9,349,126
Contractual Assets - RBSE (Transmission)	-	-	-	-	-	-	-	-
Contractual Assets - RBSE	-	-	-	-	-	-	-	-
Contractual Assets - Indemnifiable concessions (Generation)	-	-	-	-	-	-	-	-
Contractual Assets (Parcel A - CVA)	-	-	-	-	-	-	-	-
Hydrological Risk	-	-	-	-	-	-	-	-
Others	926,061	431,063	786,886	161,396	130,010	1,757	151,824	2,285,349

Assets held for sale	320,691	-	143,622	204,878	80,317	-	61,149	688,359

NON-CURRENT	148,620,402	77,517,329	54,478,628	49,853,770	12,172,371	187,006	123,458,487	219,371,019

LONG-TERM RECEIVABLES	34,583,843	25,189,105	17,245,651	11,252,788	7,598,142	3,766	25,208,084	70,665,211
Financial Asset - Itaipu (Parent Company)	-	-	-	-	-	-	-	-
Receivables - ENBPAR (parent company)	-	-	-	-	-	-	-	-
Restricted cash	-	902,780	403,358	-	-	-	-	1,306,138
Customers (Consumers and resellers)	-	238,051	-	465,004	-	-	-	703,055
Financing and Loans - principal	3,366,460	-	-	-	-	-	3,037,654	328,806
Marketable Securities	411,705	-	231	118	-	-	(39)	412,093
Deferred Fiscal Assets (Tax and Contributions)	3,705	12,125	214,093	209,273	-	3,766	3,766	439,196
Income Tax and Social Contribution	-	2,077,784	-	-	1,463,378	-	-	3,541,162
Derivative Financial Instruments	-	-	-	485,507	-	-	-	485,507
Reimbursement Rights	2,048,517	-	-	76,390	-	-	-	2,124,907
Guarantees and Linked Deposits	6,402,122	1,131,005	541,800	220,855	262,231	-	-	8,558,013
Rights with Revitalization of Basins	-	-	-	-	-	-	-	-
Nuclear Fuel Inventory	-	-	-	-	-	-	-	-
Contractual Assets - Allowed Annual Revenue (Transmission)	-	-	6,609,150	3,411,943	3,612,894	-	13,633,987	-
Contractual Assets - Indemnifiable concessions (Transmission)	-	6,051,428	709,313	2,125,766	487,724	-	9,374,231	-
Contractual Assets - RBSE (Transmission)	-	14,566,845	8,707,065	3,733,468	1,687,488	-	(23,008,218)	51,703,084
Contractual Assets - RBSE	-	-	-	-	-	-	-	-
Contractual Assets - Indemnifiable concessions (Generation)	-	-	-	-	-	-	-	-
Advances for equity interest	20,596,029	-	-	-	-	-	20,596,029	-
Contractual Assets (Parcel A - CVA)	-	-	-	-	-	-	-	-
Hydrological Risk	-	-	-	-	-	-	-	-
Others	1,755,305	209,087	60,641	524,464	84,427	-	1,570,674	1,063,250

INVESTMENTS	113,736,819	5,076,612	5,650,536	5,547,620	1,946,945	183,201	98,156,211	33,985,522
Assessed by equity method	112,079,558	5,059,419	5,633,425	5,547,620	1,939,479	120,974	98,156,211	32,224,264
Held at fair value	1,657,261	-	-	-	-	62,227	(41,770)	1,761,258
Evaluated at acquisition cost	-	17,193	229	-	7,466	-	24,888	-
Other Investments	-	-	16,882	-	-	-	16,882	-

FIXED ASSETS	231,883	24,725,671	2,811,656	4,631,490	2,433,158	39	94,192	34,739,705

INTANGIBLE ASSETS	67,857	22,525,941	28,770,785	28,421,872	194,126	-	-	79,980,581

TOTAL ASSETS	168,644,842	96,346,732	61,294,833	54,635,414	15,115,255	261,668	127,345,341	268,953,403

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
BALANCE SHEET AS OF DECEMBER 31, 2022
(in thousands of Brazilian Reais)

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT	13,546,305	6,282,248	3,377,603	5,494,188	1,597,996	32,321	3,889,785	26,440,876
Financial Liabilities - Itaipu (Parent Company)	-	-	-	-	-	-	-	-
Compulsory loan (Parent company)	-	-	-	-	-	-	-	-
Global Reversal Reserve - RGR (Company)	-	-	-	-	-	-	-	-
Suppliers	994,922	1,068,576	554,497	616,199	461,991	-	179,012	3,517,173
Financing and loans - principal, charges and debentures	3,682,702	2,617,176	207,407	1,398,829	426,256	-	807,600	7,524,770
Charges	-	-	-	-	-	-	-	-
Debentures	1,289,602	-	-	-	-	-	-	1,289,602
Taxes and social contributions	370,739	296,767	285,739	284,358	33,036	778	(283)	1,271,700
Income tax and social security contribution	-	-	-	-	-	-	-	-
Derivative Financial Instruments	-	-	-	-	-	-	-	-
Reimbursement obligations	1,912,423	-	-	-	-	-	-	1,912,423
Advances from customers (Advance sale of energy)	1,486,222	64,270	-	102,630	-	-	-	1,653,122
Remuneration to shareholders (dividends payable)	913,018	742,797	592,047	742,182	96,690	6,892	2,168,982	924,644
Estimated obligations	166,337	511,151	557,716	796,566	286,254	530	-	2,318,554
Provisions for litigation	2,646,711	62,450	-	-	-	-	-	2,709,161
Post-employment benefit	-	36,815	187,658	-	21,964	-	-	246,437
Obligations with CDE	-	174,904	248,146	174,672	-	-	(874,940)	1,472,662
Obligations with revitalization with Watersheds	-	230,764	349,553	294,623	-	-	874,940	-
Leasing - Principal	8,710	28,098	39	194,936	8,395	-	15,859	224,319
Leasing - Interest	-	(9,276)	-	(3,084)	(3,499)	-	(15,859)	-
Onerous Contracts	-	-	-	-	-	-	-	-
Concessions payable - Use of the public good	-	29,943	-	-	3,717	-	33,660	-
Sectoral charges	-	186,837	353,427	423,804	32,542	-	-	996,610
Regulatory Liabilities (Portion A - CVA)	-	-	-	-	-	-	-	-
Others	74,919	240,976	41,374	468,473	60,202	24,121	700,814	209,251

Held for sale	-	-	-	-	170,448	-	-	170,448

NON-CURRENT	45,857,800	44,581,122	36,460,244	26,428,969	4,764,322	9,327	25,353,834	132,747,950
Remuneration to shareholders (dividends payable)	-	-	-	-	-	-	-	-
Compulsory loan (Parent company)	0	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-	-
Global Reversal Reserve - RGR (Company)	-	-	-	-	-	-	-	-
Suppliers	-	-	-	-	-	-	-	-
Financing and loans - principal, charges and debentures	22,269,941	25,900,525	827,706	2,813,588	2,807,646	-	3,037,654	51,581,752
Debentures	-	-	-	-	-	-	-	-
Taxes and social contributions	-	202,010	-	521,706	-	-	-	723,716
Income tax and social security contribution	427,390	4,242,878	588,229	1,026,523	-	9,327	0	6,294,347
Derivative Financial Instruments	-	-	-	-	-	-	-	-
Reimbursement obligations	-	-	-	-	-	-	-	-
Advances from customers (Advance sale of energy)	-	129,484	-	84,437	-	-	-	213,921
Estimated obligations	-	4,697	-	-	-	-	4,697	-
Provisions for litigation	22,084,048	2,706,968	4,208,697	512,258	1,111,587	-	-	30,623,558
Provision for unsecured liabilities in investees	-	-	-	-	-	-	-	-
Post-employment benefit	680,399	122,594	3,579,524	61,073	503,644	-	-	4,947,234
Obligations with CDE	-	8,382,493	12,192,728	8,582,550	-	-	(6,029,021)	35,186,792
Obligations with revitalization with Watersheds	-	1,583,991	2,412,032	2,032,998	-	-	6,029,021	-
Leasing - Principal	32,571	226,878	1,972	290,413	51,314	-	74,299	528,849
Leasing - Interest	-	(52,582)	-	(3,925)	(17,792)	-	(74,299)	-
Onerous Contracts	-	-	90,499	-	173,923	-	55,323	209,099
Concessions payable - Use of the public good	-	327,256	-	-	45,164	-	-	372,420
Sector Charges (regulatory fees)	-	221,777	219,571	-	23,010	-	-	464,358
Obligations to demob. of assets (Discount of nucl. plants)	-	-	-	-	-	-	-	-
Advances for future capital increase	86,919	-	11,766,222	8,829,806	-	-	20,596,028	86,919
Regulatory Liabilities (Portion A - CVA)	-	-	-	-	-	-	-	-
Others	276,532	582,153	573,064	1,677,542	65,826	-	1,660,132	1,514,985

SHAREHOLDERS' EQUITY	110,504,796	45,483,362	21,456,986	22,712,257	8,752,937	220,020	98,101,722	111,028,636
Share capital	69,705,554	15,439,373	9,753,953	13,506,377	7,067,586	118,055	45,885,344	69,705,554
Cash-pool	-	-	-	-	-	-	-	-
Advances for future capital increase	-	8,400,000	-	-	-	-	8,400,000	-
Capital Reserves	13,867,170	5,053,045	4,916,199	-	-	9,782	9,979,026	13,867,170
Profit reserves	33,910,233	18,054,370	9,888,817	9,487,068	1,742,815	53,296	39,226,366	33,910,233
Proposed Additional Dividend	-	299,121	695,808	-	-	21,416	1,016,345	-
Accumulated profits/losses	-	-	-	-	-	-	-	-
Other Comprehensive Income	(6,978,161)	(1,996,130)	(3,797,791)	(281,188)	(26,734)	17,471	(6,084,372)	(6,978,161)
Interest of non-controlling shareholders	-	233,583	-	-	(30,730)	-	(320,987)	523,840

Participation of controlling shareholders	-	-	-	-	-	-	-	-

Participation of non-controlling shareholders	-	-	-	-	-	-	-	-

TOTAL SHAREHOLDERS' EQUITY	110,504,796	45,483,362	21,456,986	22,712,257	8,752,937	220,020	98,101,722	111,028,636

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	169,908,901	96,346,732	61,294,833	54,635,414	15,115,255	261,668	127,345,341	270,217,462

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
INCOME STATEMENT FOR THE PERIODS ENDED ON SEPTEMBER 30, 2023
(in thousands of Brazilian Reais)

	Eletrobras Holding	Furnas	Chesf	Eletronorte	CGT Eletrosul	Eletropar	Eliminations	Eletrobras Consolidated

NET OPERATING REVENUE - ROL	93,997	10,876,704	6,126,172	8,182,998	2,405,134	-	448,212	27,236,793

GENERATION	3	7,834,495	3,291,875	7,316,938	1,146,845	-	194,978	19,395,178

Procurement	-	5,510,186	425,824	5,291,010	1,138,620		194,978	12,170,662
Supply	-	1,121,683	650,249	1,147,539	-		-	2,919,471
CCEE	3	195,754	236,697	852,487	8,225		-	1,293,166
Revenue from operation and maintenance	-	1,006,872	1,979,105	25,902	-		-	3,011,879
Revenue from construction of Plants	-	-	-	-	-		-	-
Itaipu Transfer	-	-	-	-	-		-	-

TRANSMISSION	-	4,870,901	4,044,486	2,693,313	1,510,668	-	245,474	12,873,894

Revenue from operation and maintenance - Renewed Lines	-	-	-	-	-		-	-
Revenue from operation and maintenance	-	1,911,438	1,834,324	1,400,851	710,677		245,474	5,611,816
Financial - Return on Investment - RBSE	-	-	-	-	-		-	-
Construction revenue	-	664,751	488,324	292,268	243,117		-	1,688,460
Contractual revenue - Transmission	-	2,294,712	1,721,838	1,000,194	556,874		-	5,573,618

OTHER REVENUES	95,697	30,139	44,586	135,710	49,450		7,760	347,822

DEDUCTIONS	(1,703)	(1,858,831)	(1,254,775)	(1,962,963)	(301,829)	-	-	(5,380,101)

(-) Sector charges	-	(527,933)	(467,899)	(685,850)	(66,460)		-	(1,748,142)
(-) ICMS	-	(140,805)	(113,924)	(527,530)	(711)		-	(782,970)
(-) PASEP and COFINS	(1,703)	(1,189,772)	(672,317)	(745,087)	(234,382)		-	(2,843,261)
(-) Other Deductions	-	(321)	(635)	(4,496)	(276)		-	(5,728)

OPERATING COSTS	(73)	(5,705,401)	(2,579,481)	(3,870,388)	(1,428,650)	-	(441,540)	(13,142,453)

Personnel, Supplies and Services	-	(969,394)	(609,745)	(595,909)	(373,153)	-	-	(2,548,201)
Personnel	-	(565,184)	(427,790)	(338,389)	(246,420)		-	(1,577,783)
Consensual Dismissal Plan (PDC) - Provision	-	-	-	-	-		-	-
Supplies	-	(46,759)	(10,407)	(65,220)	(8,798)		-	(131,184)
Services	-	(357,451)	(171,548)	(192,300)	(117,935)		-	(839,234)
Energy purchased for resale	(73)	(1,498,631)	(171,953)	(150,395)	(460,489)		(194,978)	(2,086,563)
Charges on the use of the power grid	-	(1,205,315)	(793,982)	(695,866)	(48,386)		(245,474)	(2,498,075)
Combustível para produção de energia elétrica	-	(228,523)	-	(1,035,373)	(176,665)		-	(1,440,561)
Construction	-	(643,011)	(720,797)	(313,086)	(242,865)		-	(1,919,759)
Depreciation	-	(791,775)	(88,068)	(318,379)	(140,288)		-	(1,338,510)
Amortization	-	(294,150)	(178,961)	(728,362)	(3,454)		-	(1,204,927)
Provisions/Operational reversals	-	-	-	-	-		-	-
Other Costs	-	(74,602)	(15,975)	(33,018)	16,650		(1,088)	(105,857)

GROSS INCOME	93,924	5,171,303	3,546,691	4,312,610	976,484	-	6,672	14,094,340

OPERATING EXPENSES	(432,991)	(986,991)	(165,252)	(1,058,873)	(524,790)	-	(3,282)	(3,165,615)

Personnel, Supplies and Services	(744,999)	(581,958)	(519,108)	(767,443)	(258,848)		3,887	(2,876,243)
Personnel	(345,929)	(244,784)	(287,691)	(454,141)	(136,073)		1,346	(1,469,964)
Extraordinary Retirement Program	(44,094)	(125,055)	(123,896)	(159,197)	(67,126)		-	(519,368)
Supplies	(1,598)	(4,088)	(16,076)	5,905	(4,568)		13	(20,438)
Services	(353,378)	(208,031)	(91,445)	(160,010)	(51,081)		2,528	(866,473)
Depreciation	(32,758)	(29,242)	(27,274)	(54,206)	(12,948)		6	(156,434)
Amortization	(8)	(5,890)	(3,965)	(5,126)	(7,393)		-	(22,382)
Donations and contributions	(6,637)	(8,471)	(19,020)	(34,531)	(9,634)		-	(78,293)
Provisions/Operational reversals	1,269,184	(325,095)	780,504	(97,262)	(218,800)		245,536	1,162,995
Other expenses	(917,773)	(36,335)	(376,389)	(100,305)	(17,167)		(252,711)	(1,195,258)

Regulatory remeasurements - Transmission contracts	-	-	184	(350)	(11,978)	-	-	(12,144)

OPERATING INCOME BEFORE FINANCIAL INCOME	(339,067)	4,184,312	3,381,623	3,253,387	439,716	-	3,390	10,916,581

FINANCIAL INCOME	(2,986,055)	(2,491,465)	(1,314,504)	(2,520,197)	(165,653)	-	(2,682)	(9,475,192)

Revenue from financial investments	600,328	1,173,875	149,465	116,455	63,297		(4,152)	2,107,572
Interest income, fines, commissions and fees	623,391	16,466	-	-	-		471,190	168,667
Addition of moratorium on electricity	1,137	1,315	4,465	107,734	-		-	114,651
Active monetary restatements	322,914	106,433	100,014	36,864	32,170		223,808	374,587
Active exchange variations	303,952	25,302	-	17,187	22,621		1,316	367,746
Revenue from Interest on Dividends	-	-	-	-	-		-	-
Fair value adjustment - RBSE	-	-	-	-	-		-	-
Gains from derivatives	-	-	-	119,931	2,520		-	122,451
Other financial income	327,975	15,527	(2,132)	19,592	8,504		1,602	367,864
(-) Taxation on Financial Revenue	(438,938)	(61,214)	-	(14,398)	(4,952)		193	(519,695)

Debt charges - Loans and Financing	(1,926,961)	(2,505,157)	(113,965)	(504,337)	(186,818)		(470,861)	(4,766,377)
Debt charges - Suppliers	-	0	0	0	-329		-329	0
Charges - Obligations to CDE	-	(488,754)	(710,558)	(500,167)	-		-	(1,699,479)
Charges - Revitalization of River Basins	-	(69,542)	(105,825)	(89,195)	-		-	(264,562)
Leasing charges	(2,874)	(8,901)	(165)	(413,860)	(2,648)		-	(428,448)
Charges on shareholders' funds	-	-	-	-	-		-	-
Passive monetary adjustments	(1,636,174)	(132,399)	(9,918)	(248,320)	(54,701)		(223,808)	(1,857,704)
Monetary restatement - Obligations to CDE	-	(335,608)	(487,912)	(343,445)	-		-	(1,166,965)
Monetary restatement - Revitalization of River Basins	-	(63,842)	(97,150)	(81,884)	-		-	(242,876)
Passive exchange variations	(169,950)	-	-	(786)	(3,737)		(1,316)	(173,157)
Update of Regulatory Liabilities (Portion A - CVA)	-	-	-	-			0	0
Fair value adjustment - RBSE	-	-	-	-			0	0
Losses from derivatives	(720,901)	-	-	(635,680)	(9,027)		-	(1,365,608)
Other financial expenses	(269,954)	(164,966)	(40,823)	(105,888)	(32,553)		(325)	(613,859)

INCOME BEFORE EQUITY INVESTMENTS	(3,325,122)	1,692,847	2,067,119	733,190	274,063	-	708	1,441,389

Income from equity investments	7,310,182	576,949	71,826	(103,359)	(16,810)		6,040,397	1,798,391

Other income and expenses	4,088	72,014	245,831	535,907	-		(2,091)	859,931

Effect of Law 14,182/2021	-	-	-	-	-		-	-

OPERATING INCOME BEFORE TAXES	3,989,148	2,341,810	2,384,776	1,165,738	257,253	-	6,039,014	4,099,711

Current income tax and social contribution	608	(21,876)	(241,470)	(459,954)	(50,399)		(305,368)	(467,723)
Deferred income tax and social contribution	-	398,918	(195,361)	35,892	(37,969)		-	201,480
Tax incentive income	-	-	177,570	132,826	-		310,396	-

Portion Attributed to Non-Controlling Shareholders	-	(157,983)	-	-	(90)	-	(158,073)	-

NET PROFIT (LOSS) FROM CONTINUED OPERATIONS	3,989,756	2,876,835	2,125,515	874,502	168,975	-	6,202,115	3,833,468

NET PROFIT (LOSS) FROM DISCONTINUED OPERATIONS	(332,014)	-	-	-	-	-	-	(332,014)

NET PROFIT (LOSS) FOR THE PERIOD	3,657,742	2,876,835	2,125,515	874,502	168,975	-	6,202,115	3,501,454

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
INCOME STATEMENT FOR THE PERIODS ENDED ON SEPTEMBER 30, 2022
(in thousands of Brazilian Reais)

	Eletrobras Holding	Furnas	Chesf	Eletronorte	CGT Eletrosul	Eletropar	Eliminations	Eletrobras Consolidated

NET OPERATING REVENUE - ROL	139,207	8,949,299	6,019,988	7,604,765	2,760,005	292	408,601	25,064,955

GENERATION	30,756	5,891,152	3,010,684	7,037,588	1,565,226	-	180,005	17,355,401

Procurement	-	3,212,731	67,591	5,290,908	1,543,177	-	180,005	9,934,402
Supply	-	1,044,851	638,616	1,264,844	-	-	-	2,948,311
CCEE	17,437	437,836	88,384	452,331	22,049	-	-	1,018,037
Revenue from operation and maintenance	-	1,188,410	2,216,093	29,505	-	-	-	3,434,008
Revenue from construction of Plants	-	7,324	-	-	-	-	-	7,324
Itaipu Transfer	13,319	-	-	-	-	-	-	13,319

TRANSMISSION	-	4,534,334	4,125,508	2,160,038	1,528,266	-	205,216	12,142,930

Revenue from operation and maintenance - Renewed Lines	-	-	-	-	-	-	-	-
Revenue from operation and maintenance	-	1,655,751	1,692,927	921,031	700,943	-	205,216	4,765,436
Financial - Return on Investment - RBSE	-	-	-	-	-	-	-	-
Construction revenue	-	268,997	506,999	119,042	139,882	-	-	1,034,920
Contractual revenue - Transmission	-	2,609,586	1,925,582	1,119,965	687,441	-	-	6,342,574

OTHER REVENUES	158,873	19,941	52,941	478,397	48,933	292	23,380	735,997

DEDUCTIONS	(50,422)	(1,496,128)	(1,169,145)	(2,071,258)	(382,420)	-	-	(5,169,373)

(-) Sector charges	-	(470,526)	(479,303)	(761,204)	(122,271)	-	(468)	(1,832,836)
(-) ICMS	-	(144,037)	(111,423)	(600,116)	(1,051)	-	-	(856,627)
(-) PASEP and COFINS	(50,422)	(880,757)	(577,905)	(704,650)	(258,346)	-	-	(2,472,080)
(-) Other Deductions	-	(808)	(514)	(5,288)	(752)	-	468	(7,830)

OPERATING COSTS	(16,605)	(4,273,895)	(2,177,587)	(3,378,015)	(1,441,662)	-	(386,997)	(10,900,767)

Personnel, Supplies and Services	-	(938,597)	(575,014)	(638,622)	(389,322)	-	(15,115)	(2,526,440)
Personnel	-	(628,450)	(421,363)	(411,469)	(252,142)	-	-	(1,713,424)
Consensual Dismissal Plan (PDC) - Provision	-	-	-	-	-	-	-	-
Supplies	-	(28,847)	(12,929)	(52,096)	(16,218)	-	40,486	(150,576)
Services	-	(281,300)	(140,722)	(175,057)	(120,962)	-	(55,601)	(662,440)
Energy purchased for resale	(16,605)	(1,477,658)	(174,725)	(177,736)	(475,419)	-	(180,005)	(2,142,138)
Charges on the use of the power grid	-	(779,875)	(694,192)	(610,744)	(46,756)	-	(149,615)	(1,981,952)
Combustível para produção de energia elétrica	-	(473,137)	-	(948,727)	(160,448)	-	(40,486)	(1,541,826)
Construction	-	(118,081)	(615,843)	(51,590)	(199,578)	-	(50,320)	(934,772)
Depreciation	-	(374,219)	(73,944)	(323,364)	(155,249)	-	-	(926,776)
Amortization	-	(112,328)	(18,615)	(593,140)	(3,454)	-	-	(727,537)
Provisions/Operational reversals	-	-	-	-	-	-	-	-
Other Costs	-	-	(25,254)	(34,092)	(11,436)	-	48,544	(119,326)

GROSS INCOME	122,602	4,675,404	3,842,401	4,226,750	1,318,343	292	21,604	14,164,188

OPERATING EXPENSES	(2,355,635)	(1,872,462)	(1,904,450)	(2,772,151)	(473,814)	(3,636)	(93,951)	(9,288,197)

Personnel, Supplies and Services	(426,846)	(413,875)	(502,704)	(663,092)	(209,711)	(2,912)	888	(2,220,028)
Personnel	(272,275)	(191,457)	(419,983)	(542,214)	(151,853)	(1,260)	-	(1,579,042)
Extraordinary Retirement Program	-	-	-	-	-	-	-	-
Supplies	(361)	(2,654)	(16,662)	-	(6,711)	(10)	-	(26,398)
Services	(154,210)	(219,764)	(66,059)	(120,878)	(51,147)	(1,642)	888	(614,588)
Depreciation	(8,373)	(32,078)	(23,095)	(53,122)	(12,987)	(6)	(6)	(129,655)
Amortization	(8)	(10,945)	(767)	(6,963)	(7,971)	-	-	(26,654)
Donations and contributions	(97,296)	(27,147)	(1,341)	(11,514)	(1,291)	-	3,082	(141,671)
Provisions/Operational reversals	(1,629,576)	(1,058,050)	(1,090,793)	(1,895,114)	(226,806)	-	(106,655)	(5,793,684)
Other expenses	(193,536)	(330,367)	(285,750)	(142,346)	(15,048)	(718)	8,740	(976,505)

Regulatory remeasurements - Transmission contracts	-	19,874	225,369	21,890	95,259	-	-	362,392

OPERATING INCOME BEFORE FINANCIAL INCOME	(2,233,033)	2,822,816	2,163,320	1,476,489	939,788	(3,344)	(72,347)	5,238,383

FINANCIAL INCOME	(189,062)	(920,431)	(162,316)	(1,415,320)	(11,629)	3,078	(164)	(2,695,516)

Revenue from financial investments	698,937	291,316	207,394	235,888	135,265	5,277	0	1,574,077
Interest income, fines, commissions and fees	915,947	23,244	-	-	-	-	229,332	709,859
Addition of moratorium on electricity	-	1,382	6,827	388,414	-	-	-	396,623
Active monetary restatements	1,039,159	148,127	73,351	-	28,382	-	230,372	1,058,647
Active exchange variations	1,132,583	12,474	-	35,127	67,577	-	116,310	1,131,451
Revenue from Interest on Dividends	368,723	-	-	-	-	-	301,163	67,560
Fair value adjustment - RBSE	-	-	-	-	-	-	-	-
Gains from derivatives	-	-	-	-	-	-	-	-
Other financial income	202,486	23,283	8,869	44,758	48,986	-	5,353	323,029
(-) Taxation on Financial Revenue	(203,150)	(22,809)	-	(35,191)	(9,775)	(164)	42	(271,131)

Debt charges - Loans and Financing	(1,380,454)	(987,153)	(74,018)	(336,561)	(187,035)	-	489,058	(3,454,279)
Debt charges - Suppliers	-	-	-	-	(7,219)	-	(7,219)	-
Charges - Obligations to CDE	-	(161,458)	(233,188)	(166,315)	-	-	-	(560,961)
Charges - Revitalization of River Basins	-	(24,483)	(37,257)	(31,402)	-	-	-	(93,142)
Leasing charges	(3,183)	(8,105)	(165)	(397,976)	(2,882)	-	(409,128)	(3,183)
Charges on shareholders' funds	(6,889)	(42,295)	(90,140)	(162,863)	(6,745)	-	(603,206)	294,274
Passive monetary adjustments	(1,664,540)	(66,395)	(17,635)	(102,102)	(60,677)	-	(230,372)	(1,680,977)
Monetary restatement - Obligations to CDE	-	3,398	5,674	2,961	-	-	-	12,033
Monetary restatement - Revitalization of River Basins	-	6,734	10,248	8,638	-	-	-	25,620
Passive exchange variations	(1,015,617)	(19)	-	-	-	-	(116,310)	(899,326)
Update of Regulatory Liabilities (Portion A - CVA)	-	-	-	-	-	-	-	-
Fair value adjustment - RBSE	-	-	-	-	-	-	-	-
Losses from derivatives	-	-	-	(576,408)	-	-	-	(576,408)
Other financial expenses	(273,064)	(117,672)	(22,276)	(322,288)	(17,506)	(2,035)	(5,559)	(749,282)

INCOME BEFORE EQUITY INVESTMENTS	(2,422,095)	1,902,385	2,001,004	61,169	928,159	(266)	(72,511)	2,542,867

Income from equity investments	5,223,640	457,774	135,665	(43,103)	(43,080)	14,072	4,077,098	1,667,870

Other income and expenses	574,658	(1,331,105)	-	41,785	-	5,105	(983,923)	274,366

Effect of Law 14,182/2021	-	-	(619,230)	1,603,150	-	-	983,920	-

OPERATING INCOME BEFORE TAXES	3,376,203	1,029,054	1,517,439	1,663,001	885,079	18,911	4,004,584	4,485,103

Current income tax and social contribution	(271,638)	(335,659)	(268,184)	(984,226)	(133,152)	(83)	(263,544)	(1,729,398)
Deferred income tax and social contribution	-	208,339	(79,991)	407,313	(161,146)	-	-	374,515
Tax incentive income	-	-	195,911	67,633	-	-	263,544	-

Portion Attributed to Non-Controlling Shareholders	-	10,532	-	-	(2,298)	-	8,234	-

NET PROFIT (LOSS) FROM CONTINUED OPERATIONS	3,104,565	891,202	1,365,175	1,153,721	593,079	18,828	3,996,350	3,130,220

NET PROFIT (LOSS) FROM DISCONTINUED OPERATIONS	986,785	-	-	-	-	-	-	986,785

NET PROFIT (LOSS) FOR THE PERIOD	4,091,350	891,202	1,365,175	1,153,721	593,079	18,828	3,996,350	4,117,005

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
CASH FLOW STATEMENT FOR THE PERIOD ENDED SEPTEMBER 30, 2023
(in thousands of Brazilian Reais)

	Eletrobras Holding	Furnas	Chesf	Eletronorte	CGT Eletrosul	Eletropar	Eliminations	Eletrobras Consolidated

OPERATIONAL ACTIVITIES

Income for the period before income tax and social contribution	3,989,148	2,341,810	2,384,776	1,165,738	257,253		6,039,014	4,099,711

Adjustments to reconcile profit with cash generated by operations:	(4,966,524)	(666,836)	(2,619,519)	1,387,374	(603,880)	-	(5,173,256)	(2,296,129)
Depreciation and amortization	32,768	1,121,057	298,268	1,106,073	164,083		(6)	2,722,255
Net exchange and monetary variations	1,179,258	400,114	494,966	620,384	3,647		-	2,698,369
Financial charges	706,116	3,055,888	930,513	1,507,559	189,795		1,507,244	4,882,627
Income from the equity method	(7,310,182)	(576,949)	(71,826)	103,359	16,810		(6,040,397)	(1,798,391)
Other Income and Expenses	(4,088)	-	-	-	-		855,843	(859,931)
Transmission revenue	-	(4,870,901)	(4,044,486)	(2,693,313)	(1,510,668)		(245,474)	(12,873,894)
Construction cost - transmission	-	643,011	720,797	313,086	242,865		-	1,919,759
Regulatory remeasurements - Transmission contracts	-	-	(184)	350	11,978		-	12,144
Operating provisions (reversals)	(1,269,184)	325,095	(780,504)	97,262	218,798		(245,536)	(1,162,997)
Financial instruments - derivatives	-	-	-	515,749	6,507		522,256	-
Income from hedged debt and derivatives	720,901	-	-	-	-		(522,256)	1,243,157
Others	977,887	(764,151)	(167,063)	(183,135)	52,305		(1,004,930)	920,773

Variation in operating assets and liabilities	423,283	(938,526)	(504,646)	(594,472)	(250,946)		(492,957)	(1,372,350)

Cash from (used in) operating activities

Payment of financial charges	(1,495,840)	(1,900,873)	(126,382)	(417,690)	(175,446)		(297,326)	(3,818,905)
Receipt of the permitted annual revenue - RAP	-	5,295,908	4,190,752	2,685,705	1,411,699		200,425	13,383,639
Receipt of financial charges	736,160	-	-	-	-		367,541	368,619
Payment of financial charges - CDE/ Basin Revitalization	-	(19,371)	(28,756)	(22,088)	-		(70,215)	-
Receipt of compensation for investments in equity investments	2,314,835	320,791	33,275	28,303	-		1,850,905	846,299
Payment of disputes	(1,351,125)	(246,169)	-	(55,373)	(74,649)		0	(1,727,316)
Bonds and earmarked deposits	(390,811)	(213,435)	31,888	(18,504)	(26,206)		(0)	(617,068)
Payment of income tax and social contribution	(164,126)	(1,004,199)	(75,090)	(188,984)	(34,416)		385,362	(1,852,177)
Payment of refinancing of taxes and contributions - principal	-	(24,106)	-	(358,007)	-		(382,113)	-
Payment of supplementary pension plan	(14,908)	(66,935)	(262,815)	(17,572)	(35,626)		(0)	(397,856)

Net cash from (used in) operating activities of continuing operations	(919,908)	2,878,059	3,023,483	3,594,430	467,783	-	2,427,380	6,616,467
Net cash from (used in) operating activities of discontinued operations	19,990	-	-	-	-	-	-	19,990
Net cash from (used in) operating activities	(899,918)	2,878,059	3,023,483	3,594,430	467,783	-	2,427,380	6,636,457

FINANCING ACTIVITIES

Loans and financing obtained and debentures obtained	7,000,000	3,514,604	19,295	820,000	469,150		-	11,823,049
Payment of loans and financing and debentures - principal	(1,582,454)	(1,772,956)	(138,517)	(845,300)	(291,054)		(527,642)	(4,102,639)
Payment of remuneration to shareholders	(863,402)	(1,041,961)	(591,786)	-	(96,677)		(1,825,211)	(768,615)
Payment to dissenting shareholders - merger of shares	(212)	(128,014)	(96,395)	-	(119)		1,377	(226,117)
Sharebuyback	(1,823,729)	-	-	-	-		(0)	(1,823,729)
Payment of obligations with basin revitalization - principal	-	(391,303)	(584,060)	(458,374)	-		-	(1,433,737)
Payment of leases - principal	(4,622)	(19,499)	-	(546,157)	(3,817)		(0)	(574,095)
Other	-	-	-	(551,451)	-		(551,677)	226

Net cash from (used in) financing activities of continuing operations	2,725,581	160,871	(1,391,463)	(1,581,282)	77,483	-	(2,903,153)	2,894,343
Net cash from (used in) financing activities of discontinued operations	-	-	-	-	-	-		-
Net cash from (used in) financing activities	2,725,581	160,871	(1,391,463)	(1,581,282)	77,483	-	(2,903,153)	2,894,343

INVESTMENT ACTIVITIES

Acquisition of debentures	(200,000)	-	-	-	-		-	(200,000)
Receipt of loans and financing	1,686,888	-	-	-	-		527,642	1,159,246
Acquisition of fixed assets	(6,338)	(353,782)	(621,182)	(581,085)	(644,364)		(0)	(2,206,751)
Acquisition of intangible assets	(20,270)	(8,468)	(21,124)	(24,966)	(2,146)		(1)	(76,973)
Net financial investments (TVM)	1,063,888	1,084,595	(207,451)	59,691	335,953		(7,002)	2,343,678
Transmission infrastructure - contractual asset	-	(643,011)	(720,797)	(313,086)	(221,091)		-	(1,897,985)
Acquisition/Capital Contribution in Equity Interests	(2,108)	(75,620)	-	(28,825)	(14,528)		0	(121,081)
Disposal of investments in equity interests	355,941	-	-	507,631	-		(44,699)	908,271
Net cash in business combination	-	-	-	-	-		(55,839)	55,839
Others	-	(161,213)	-	55,839	-		55,839	(161,213)

Net cash from (used in) investment activities of continuing operations	2,878,000	(157,499)	(1,570,554)	(324,801)	(546,176)	-	475,939	(196,969)
Net cash from (used in) investment activities from discontinued operations	932,046	-	-	-	-	-	-	932,046
Net cash from (used in) investing activities	3,810,046	(157,499)	(1,570,554)	(324,801)	(546,176)	-	475,939	735,077

Increase (decrease) in cash and cash equivalents	5,635,709	2,881,431	61,466	1,688,347	(910)	-	166	10,265,877

Cash and cash equivalents at the beginning of the period	4,927,871	4,764,303	874,173	162,518	9,994		(267)	10,739,126
Cash and cash equivalents at the end of the period	10,563,580	7,645,734	935,639	1,850,865	9,084		(101)	21,005,003
Increase (decrease) in cash and cash equivalents from discontinued operations	-	-	-	-	-		-	-

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
CASH FLOW STATEMENT FOR THE PERIOD ENDED SEPTEMBER 30, 2022
(in thousands of Brazilian Reais)

	Eletrobras Holding	Furnas	Chesf	Eletronorte	CGT Eletrosul	Eletropar	Eliminations	Eletrobras Consolidated

OPERATIONAL ACTIVITIES

Income for the period before income tax and social contribution	3,376,203	1,029,054	1,517,439	1,663,001	885,079	18,911	4,004,584	4,485,103

Adjustments to reconcile profit with cash generated by operations:	(4,235,989)	(1,071,469)	(3,410,431)	840,978	(779,924)	(19,349)	(4,727,402)	(3,948,783)
Depreciation and amortization	8,380	529,570	116,421	976,589	179,661	-	1	1,810,620
Net exchange and monetary variations	508,415	(104,319)	(71,638)	55,376	(35,282)	-	-	352,552
Financial charges	(593,081)	1,200,250	434,768	1,095,117	203,881	(5,277)	869,863	1,465,795
Income from the equity method	(5,223,640)	(457,774)	(135,665)	43,103	43,080	(14,072)	(4,077,098)	(1,667,870)
Other Income and Expenses	(574,658)	(10,532)	-	-	-	-	(310,824)	(274,366)
Transmission revenue	-	(4,534,334)	(4,125,508)	(2,160,038)	(1,528,266)	-	(205,216)	(12,142,930)
Construction cost - transmission	-	110,757	565,523	51,590	199,578	-	-	927,448
Regulatory remeasurements - Transmission contracts	-	(19,874)	(225,369)	(21,890)	(95,259)	-	-	(362,392)
Operating provisions (reversals)	1,629,576	1,058,050	1,055,119	1,895,114	226,806	-	70,981	5,793,684
Financial instruments - derivatives	-	-	-	576,408	-	-	576,408	-
Income from hedged debt and derivatives	-	-	-	-	-	-	(576,408)	576,408
Others	9,019	1,156,737	(1,024,082)	(1,670,391)	25,877	-	(1,075,108)	(427,732)

Variation in operating assets and liabilities	903,302	(1,144,645)	(99,071)	2,613,087	(436,965)	(2,816)	1,888,178	(55,286)

Cash from (used in) operating activities

Payment of financial charges	(1,008,362)	(823,212)	(77,627)	(379,845)	(135,370)	-	(273,816)	(2,150,600)
Receipt of the permitted annual revenue - RAP	-	4,165,444	3,500,384	1,933,593	1,259,102	-	142,476	10,716,047
Receipt of financial charges	531,789	-	-	-	-	-	273,816	257,973
Payment of financial charges - CDE/ Basin Revitalization	-	-	-	-	-	-	-	-
Receipt of compensation for investments in equity investments	2,896,572	494,490	66,229	56,279	-	-	2,420,911	1,092,659
Payment of disputes	(1,851,531)	-	-	(62,840)	(99,371)	-	0	(2,013,742)
Bonds and earmarked deposits	(426,442)	(279,591)	(239,521)	(70,901)	-	-	(128,296)	(888,159)
Payment of income tax and social contribution	(219,126)	(508,883)	(384,754)	(880,309)	(83,299)	-	375,380	(2,451,751)
Payment of refinancing of taxes and contributions - principal	-	(21,020)	-	(354,360)	-	-	(375,380)	-
Payment of supplementary pension plan	(30,149)	(74,904)	(184,931)	-	(41,924)	-	0	(331,908)

Net cash from (used in) operating activities of continuing operations	(63,732)	1,765,264	687,717	5,358,683	567,328	(3,254)	3,600,453	4,711,553
Net cash from (used in) operating activities of discontinued operations	-	-	-	-	-	-	2,908,844	(2,908,844)
Net cash from (used in) operating activities	(63,732)	1,765,264	687,717	5,358,683	567,328	(3,254)	6,509,297	1,802,709

FINANCING ACTIVITIES

Loans and financing obtained and debentures obtained	44,746	2,500,000	-	-	-	-	0	2,544,746
Payment of loans and financing and debentures - principal	(3,540,193)	(1,186,444)	(127,975)	(1,154,631)	(195,185)	-	(845,581)	(5,358,847)
Payment of remuneration to shareholders	(916,031)	(599,151)	(499,949)	(1,096,529)	(120,951)	-	(2,420,911)	(811,700)
Sharebuyback	-	-	-	-	-	-	-	-
Payment of obligations with basin revitalization - principal	-	-	-	-	-	-	-	-
Receipt of advance for future capital increase	-	8,030,660	10,607,118	7,959,971	-	-	26,597,749	-
Payment of leases - principal	-	(22,156)	-	(514,677)	(3,536)	-	-	(540,369)
Other	-	(81,801)	1,714,186	(176,127)	-	-	1,456,258	-

Net cash from (used in) financing activities of continuing operations	(4,411,478)	8,641,108	11,693,380	5,018,007	(319,672)	-	24,787,515	(4,166,170)
Net cash from (used in) financing activities of discontinued operations	-	-	-	-	-	-	174,814	(174,814)
Net cash from (used in) financing activities	(4,411,478)	8,641,108	11,693,380	5,018,007	(319,672)	-	24,962,329	(4,340,984)

INVESTMENT ACTIVITIES

Acquisition of debentures	-	-	-	-	-	-	-	-
Granting of advance for future capital increase	(26,526,187)	-	-	-	-	-	(26,526,187)	-
Payment of share capital	30,749,280	-	-	-	-	-	0	30,749,280
Receipt of loans and financing	2,557,193	-	-	-	-	-	845,581	1,711,612
Acquisition of fixed assets	(6,892)	(251,753)	(371,121)	(232,269)	(54,085)	-	0	(916,120)
Acquisition of intangible assets	(4,656)	(9,571,209)	(10,653,486)	(9,725,199)	(3,278)	-	1,992,613	(31,950,441)
Net financial investments (TVM)	(1,574,988)	-	-	-	-	-	(5,224,449)	3,649,461
Transmission infrastructure - contractual asset	-	(110,758)	(565,523)	(51,590)	(181,262)	-	25,639	(934,772)
Acquisition/Capital Contribution in Equity Interests	(188,367)	(17,625)	-	(12,740)	(17,057)	-	(0)	(235,789)
Disposal of investments in equity interests	1,103,398	-	-	-	-	-	0	1,103,398
Net cash in business combination	-	-	-	-	-	-	(180,203)	180,203
Others	-	714,920	-	-	(2,103)	-	689,345	23,472

Net cash from (used in) investment activities of continuing operations	6,108,782	(9,236,425)	(11,590,130)	(10,021,798)	(257,785)	-	(28,377,660)	3,380,304
Net cash from (used in) investment activities from discontinued operations	-	-	-	-	-	-	(3,079,754)	3,079,754
Net cash from (used in) investing activities	6,108,782	(9,236,425)	(11,590,130)	(10,021,798)	(257,785)	-	(31,457,414)	6,460,058
							-
Increase (decrease) in cash and cash equivalents	1,633,572	1,169,947	790,967	354,892	(10,129)	(3,254)	14,212	3,921,783
							-
Cash and cash equivalents at the beginning of the period	7,384	116,800	9,762	33,529	10,859	3,811	(10,514)	192,659
Cash and cash equivalents at the end of the period	1,640,956	1,286,747	800,729	388,421	730	763	-	4,118,346
Increase (decrease) in cash and cash equivalents from discontinued operations	-	-	-	-	-	-	3,904	(3,904)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.